Exhibit 8.1

November 14, 2006

Genworth Financial, Inc.

6620 West Broad Street

Richmond, VA 23230

Ladies and Gentlemen:

We have acted as special tax counsel to Genworth Financial, Inc. (the “Company”) in connection with the registration and filing by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”) of the prospectus supplement, dated November 7, 2006 (the “Prospectus Supplement”), relating to the public offering by the Company of 6.15% fixed-to-floating rate junior subordinated notes due November 15, 2066 (the “Notes”). We hereby confirm to you that, in our opinion, insofar as they purport to describe provisions of United States federal income tax law applicable to the Notes that may be offered pursuant to the Prospectus Supplement, the statements set forth under the caption “United States Federal Income Tax Consequences” in the Prospectus Supplement are accurate in all material respects. In rendering this opinion, we have relied upon certain representations, including those representations contained in a representation certificate of an officer of the Company dated the date hereof. If any of those representations is inaccurate or incomplete in any respect, this opinion may not be relied upon, and the material United States federal income tax consequences of the purchase, ownership and disposition of the Notes might differ from those discussed therein.

We hereby consent to the filing with the Securities and Exchange Commission of this letter as an exhibit and the reference to us under the heading “United States Federal Income Tax Consequences”. In giving such consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Weil, Gotshal & Manges LLP